NEWS RELEASE

CIBC ANNOUNCES GLOBAL PAYMENTS FILES PROSPECTUS SUPPLEMENT FOR SECONDARY PUBLIC EQUITY OFFERING OF SHARES OWNED BY CIBC

TORONTO, May 5, 2004 – CIBC announced today that it has, through a wholly-owned subsidiary, commenced a registered public offering and a related derivative transaction with respect to the 8.3 million shares of Global Payments Inc. common stock that it owns.

The offering is being lead managed by Citigroup Global Markets and CIBC World Markets and is described in a preliminary prospectus supplement filed today with the SEC by Global Payments Inc. It consists of an underwritten offering of 1,327,755 shares to be sold directly by CIBC to the underwriters, with the final price to be determined based upon the market price at the time of the offering (expected to be before the end of May), and a derivative transaction with an affiliate of Citigroup Global Markets involving 6,000,000 shares of Global Payments Inc. stock. The derivative transaction, involving a series of 5 equal sized collars of 1.2 million shares each, maturing between April 2006 and April 2007, will provide CIBC with the opportunity to participate in a portion of any price increase in the Global Payments Inc. stock over that period while simultaneously protecting CIBC against any significant price decrease.

CIBC has also granted the underwriters for the offering, an option to purchase up to an additional 1,000,000 shares from it to cover overallotments, also with the final price to be determined based upon the market price at the time of the offering.

CIBC expects to recognize gains on the sales sold directly through the underwriters, based upon the price of the Global Payments Inc. shares at the time of the sale. There is also the potential for gains on the additional optional 1,000,000 share allotment to the underwriters. If the price at the time of the offering (if consummated) were set at yesterday’s closing price and exchange rate, CIBC estimates it would record a gain after-tax and expenses of the offering of approximately $Cdn48 mln in the third quarter, with a further gain after-tax and expenses of the offering of approximately $Cdn36 mln possible if the overallotment option is exercised in full. The gains on the derivative transaction will be based on the market price of the Global Payments Inc. shares at those maturity dates and will be subject to the upper and lower limits of the collars. In addition, CIBC expects to recognize gains upon the final disposition of the 6,000,000 shares that are covered by the derivative collar transaction at the maturity dates noted above.

CIBC acquired its stake in Global Payments Inc. in 2001 in exchange for CIBC’s merchant acquiring business.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of the shares in any state or other jurisdiction in which such offer, solicitation or sale is not permitted. This news release may contain forward-looking statements pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC, as well as risks and uncertainties relating to Global Payments’ business, such as product demand, market and customer acceptance, the effect of economic conditions, competition, pricing, development difficulties, foreign currency risks, costs of capital, continued certification by credit card associations, the ability to consummate and integrate acquisitions, and other risks detailed in Global Payments’ SEC filings, including, but not limited to, the Registration Statement on Form S-3 relating to the proposed secondary offering and their most recent report on Form 10-Q. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC undertakes no obligation to revise any of these statements to reflect future circumstances or the occurrence of unanticipated events.

Contact: Susan McDougall, CIBC, (416) 980-4047